AMENDMENT TO PARTICIPATION AGREEMENT

Equitable Financial Life Insurance Company, formerly known as AXA Equitable Life Insurance Company (the “Company”), a New York life insurance company, ProFunds, a Delaware business trust and Access One Trust, a Delaware business trust (collectively the “Fund”) and ProFund Advisors LLC (the “Advisor”), a Maryland limited liability company, entered into a certain participation agreement dated October 1, 2013 (the “Participation Agreement”). This Amendment (the “Amendment”) to the Participation Agreement is entered into as of January 1, 2021, by and among the Company, on its own behalf and on behalf of each separate account of the Company as set forth in the Participation Agreement, as may be amended from time to time (individually and collectively the “Accounts”), the Fund and the Advisor.

The Funds have informed the Company that effective January 1, 2021, the Funds will notify the company at rpsupport@dfinsolutions.com that the following documents are publicly available on www.profunds.com investment company Required Reports which includes (1) annual- and semi-annual shareholder reports; (2) complete portfolio holdings from reports containing a summary schedule of investments, if applicable; and (3) portfolio holdings for the most recent first and third fiscal quarters. The Funds acknowledge and agree that they are responsible for the content of the Required Reports. The Funds will make the Required Reports available on www.profunds.com in formats suitable for print and electronic delivery purposes. The Company acknowledges and agrees that the Required Reports will be publicly available on www.profunds.com and that such public availability satisfies the delivery requirement of the Required Reports to the Company. The Company further acknowledges and agrees that neither the Funds nor the Adviser shall be charged any web-hosting or other fees associated with or relating to the Required Reports.

The Company will make the Required Reports available Company’s website in accordance with Rule 30e-3 under the Investment Company Act of 1940, as amended, and amendments to Rule 498 under the Securities Act of 1933 for each Fund portfolio that serves as an underlying investment option for an Account for the Company’s variable life insurance and variable annuity products. The Company agrees to make paper copies of the Required Reports available to its policy owners upon request at no charge.

The Fund will also provide expense ratios and 1, 5 and 10 your performance data as requested by Company.

All other provisions of the Participation Agreement shall remain in full force and effect.

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IN WITNESS WHEREOF, the undersigned have caused this Amendment to be executed as of the date first above written.

The Company:

Equitable Financial Life Insurance Company, on behalf of itself and each Separate Account

By:
Print Name:	Kenneth Kozlowski
Title:	Managing Director
Date:	4/7/2021 | 1:19 PM EDT

The Fund:
ProFunds

By:
Print Name:	Todd B. Johnson
Title:	President
Date:	April 7, 2021

The Fund:
Access One Trust

By:
Print Name:	Todd B. Johnson
Title:	President
Date:	April 7, 2021

The Advisor:
ProFund Advisors LLC

By:
Print Name:	Michael L. Sapir
Title:	Chief Executive Officer
Date:	April 1, 2021